UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JAnuary , 2013

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on January 30, 2014, reporting on Proposed Public Offering of Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Date:    January 30, 2014

Top Image Systems, Ltd. Announces Proposed Public Offering of Ordinary Shares

Tel Aviv--January 30, 2014— Top Image Systems, Ltd. (NASDAQ:TISA; TASE: TISA-L), a leading provider of enterprise content management software and mobile imaging technology, today announced its intention to offer Ordinary Shares of Top Image Systems in an underwritten public offering. Top Image Systems expects to use the net proceeds from the offering for general corporate purposes, including potential acquisitions. If Top Image and the underwriters agree, the offering may also include shares to be sold by certain shareholders of the company.  Top Image Systems will not receive any proceeds from the sale of Ordinary Shares by the selling shareholders, if any.

Canaccord Genuity Inc. is acting as the sole book-running manager for the offering and Roth Capital Partners and The Benchmark Company, LLC are acting as co-managers.  The underwriters have been granted a 30-day option to purchase additional Ordinary Shares to cover over-allotments, if any. The offering is subject to customary conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The offering is being made pursuant to effective shelf registration statements on form F-3 previously filed with the Securities and Exchange Commission (SEC). A preliminary prospectus supplement and accompanying prospectus describing the terms of the offering will be filed with the SEC. Any offer, if at all, will be made only by means of a prospectus supplement and accompanying prospectus forming a part of the effective registration statements. Before investing, you should read the prospectus supplement and the accompanying prospectus, and other documents that Top Image Systems has filed or will file with the SEC, for information about Top Image Systems and this offering.

When available, copies of the preliminary prospectus supplement and accompanying prospectus relating to the offering may be obtained by sending a request to the offices of Canaccord Genuity Inc., Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, or by calling (617) 371-3900. The preliminary prospectus supplement and accompanying prospectus also will be available on the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-Looking Statements

This press release contains certain "forward-looking statements" related to the businesses of Top Image Systems, Ltd. which can be identified by the use of forward-looking terminology such as "believes," "expects," "plans" or similar expressions, including expectations regarding completion of and anticipated proceeds from the proposed public offering, and the planned use of such proceeds. Such forward-looking statements involve known and unknown risks and uncertainties, including, but not limited to, whether or not Top Image Systems will offer Ordinary Shares or consummate the offering, the final terms of the offering, which could differ based upon market conditions, the anticipated use of the proceeds of the offering, which could change as a result of market conditions or for other reasons, and the impact of general economic, industry or political conditions in the United States or internationally, and the risks and uncertainties that are or will be described in greater detail in the company’s public filings with the SEC. Top Image Systems is not under obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

CONTACT: Canaccord Genuity Inc.
Attn: Syndicate Department (617) 371-3900